OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Diyev, Inc

5077 Fruitville Rd
109-151
Sarasota, FL 34232

www.DIYev.com



30303 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 324,242* shares of Common Stock $106,999.86

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 30,303 shares of Common Stock $9,999.99

Company	DIYev, Inc.
Corporate Address	5077 Fruitville Rd. Unit 109 -151, Sarasota, FL. 34232
Description of Business	Electric Vehicles
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.33 Per Stock
Minimum Investment Amount (per investor)	$330.00

The 10% Bonus for StartEngine Shareholders

DIYev, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $.33 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $3.30. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

We design, manufacture and install advanced zero-emission electric Build It Yourself kits that will allow anyone with 2 days of training to put together their own Electric vehicle. We also design, manufacture kits for the electric vehicle. These kits include a drivetrain kit, a battery kit and a charger kit. These all electric vehicle kits come as a complete car or truck separately from the drivetrain, Battery pack and Charger kit.

The consumer will receive their entire electric vehicle and kits. Once they receive their entire kit they will schedule a time and date to take a 2 day course that will train them how to assembly and install the all electric drivetrain, the battery kit and the charger kit into the vehicle.

DIYev.com drivetrain systems can be built with options for remote monitoring, electric power-export and various levels of grid-connectivity. Our zero-emission systems may also grow to include automated charging infrastructure and "intelligent" stationary energy storage that enables fast vehicle charging, emergency back-up facility power, and access to the developing, grid-connected opportunities for the aggregate power available from groups of large battery packs.

We are a provider of new zero-emission electric and hybrid fuel cell vehicles and replacement drivetrains focused on total cost of ownership. We help students of all ages unlock the benefits of green technology and address the challenges of training a new team for our growing EV infrastructure.

Sales, Supply Chain, & Customer Base

The main products of the company will be based on 100% all electric vehicles starting under $20,000 and can include upgrade parts for distance and speed and power.

The supply chains have already been secured with manufactures in China for the body and all of its components, the electric motor kit, the battery pack kit and the charger kit.

The customer base will be anyone who wants to learn how to build a 100% all electric vehicle. Customer base can be anyone old enough to read and willing to learn how to build a 100% all electric vehicle

Competition

Based on our industry knowledge, there is no competition at this time and DIYev, Inc. we will immediately be filing for specific types of patents to protect the investment of the founders and its investors. Factory Five Racing, EV West and Tesla are our main competitors.

Liabilities and Litigation

We know of no material, existing or pending, legal proceedings against our Company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

The team

Officers and directors

Edward R Monfort	CEO/President
Frank Ziegler	COO
Edward O Monfort	Manager

Edward R Monfort
20 years experience in Electrical design, Automotive manufacturing and 5 patents awarded. 2016-Present: President; DIYev.com working full-time 2015-2016: CTO of Adomani, Inc. 2012-2015: CEO Founder Adomani, Inc

Frank Ziegler
Frank Ziegler has over 30 years consulting experience in the Franchise,Technology and Alternative Fuels Industry. 2010 Team Winner Progressive Insurance X Prize 2.5Million Dollars. The "Wave Car" 100MPGe. Franchise consulting over 100 ebay drop off stores, QuikDrop, we sell your stuff on ebay. Representing first Compressed Natural Gas Cab-Forward Truck manufacturer in North America for Ryder Truck Rental. 2009 to 2016: Director of Sales and Marketing GreenKraft, Inc. CNG Electric Propane Cab Forward Trucks 2016 to Present: COO DIYev.com working part-time about 20 hours per week.

Edward O Monfort
Edward O Monfort has been investing into inventions and companies since 1998. The first major investment invention was COLDfire which was sold to billion dollar company NCH corp out if Texas and then the same technology was resold for 50 million dollars. . 1984-2016: CEO/President of South Eastern Book and Investments in stock market and owner of editing book companies. 2016-present: Retired and personal investments. He's currently working part-time about 20 hours a week on DIYev.

Number of Employees: 4

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Estimated Business Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the company to make a profit and still attract business. The business projections estimated were defined to the best of the company's ability and should not be understood as a fact for the company in its future operations.
- **Valuation Speculation** The valuation for the offering was established by the company. The valuation for the offering was established through comparisons of other companies somewhat similar to the company's mission goal. These comparisons were done by the company and may have some underlying bias. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.
- **Transfer Rights** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.
- **Long Term Investment** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may

never happen or it may happen at a price that results in you losing money on this investment.

- **Insufficient Capital** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **Mass-Production Operational Product** It is possible that there may never be an operational fleet of electric kits or that the products may never be used to engage in transactions. It is possible that the failure to release the different car products is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

- **Possible Liabilities** The Company is involved in the indoor recreational activity of building a fully functional Automobile. Despite the fact that the Company makes patrons sign a waiver, Company can may still be involved in lawsuits. These potential lawsuits can harm the business projections of the Company and therefore may harm your investment in the company.

- **Manufacture partners** If our manufactured vehicles fail to perform as expected, our business, prospects, financial condition and operating results could be adversely affected. Our vehicles may not perform in a manner that is consistent with our customers' expectations for a variety of reasons. Vehicles that we manufacture and sell in the future may contain defects in design and manufacturing that could cause them not to perform as expected or that may require repair. Further, the performance of our vehicles may be negatively impacted by other factors, such as limitations inherent in existing battery technology and extreme weather conditions. Any product defect or other failure of our commercial electric vehicles to perform as expected could result in customer losses, adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, any of which could have an adverse effect on our business, prospects, financial condition and operating results.

- **Government Regulations** We are subject to substantial regulation, which is evolving, and unfavorable changes or any failure by us to comply with these regulations could substantially harm our business and operating results. We have incurred, and expect to incur in the future, increased costs in complying with these regulations. Regulations related to the electric vehicle industry and alternative energy currently are evolving and we face risks associated with changes to these regulations. Some of these risks include the following: Changes to the regulations governing the assembly and transportation of lithium-ion batteries; ☒Revisions in consumer protection laws to ensure that consumers are fully informed of the particular operational characteristics of vehicles could increase our costs associated with warning labels or other related customer information dissemination. ☒To the extent the laws governing our business and vehicles change, some or all of our vehicles may not comply with applicable international, federal, state or local laws, and certain of the competitive advantages of our vehicles may be reduced or eliminated, which could have an adverse effect on our business. Furthermore, compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results will be adversely affected.

- **Patents and Infringement** Our business will be adversely affected if we are unable to protect our technology from unauthorized use or infringement by third parties. Our success depends, at least in part, on our ability to protect our core technology and know-how. To accomplish this, we rely primarily on patents, trade secret protection and employee and third party nondisclosure and non-competition agreements. We also rely on intellectual property licenses, other contractual rights and common law rights to establish and protect our proprietary rights in our technology. Trade secrets, in particular, are difficult to protect. We rely in part on Nondisclosure, Non-Circumvention, and Non-Competition Agreements with our employees, contractors, consultants and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Any failure to protect our proprietary rights adequately could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results.

- **Products liability** We will use lithium-ion battery cells in connection with our products, which, if not appropriately managed and controlled, on rare occasions have been observed to catch fire or vent smoke and flames. If any such events occur in our commercial electric vehicles, we could face liability for damage or injury, adverse publicity and a potential safety recall, any of which could adversely affect our business, prospects, financial condition and operating results. The battery packs in our manufactured or converted vehicles will use lithium-ion cells, which have been used for years in laptop computers, cell phones and electric vehicles. On rare occasions, if not appropriately managed and controlled, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials. Highly publicized incidents of laptop computers, cell phones, and Tesla electric vehicles bursting into flames have focused consumer attention on the safety of these cells. More recently, a limited number of side-impact tests carried out by the National Highway Traffic Safety Administration on non-commercial passenger vehicles containing lithium-ion batteries and thermal management systems containing liquid coolant have resulted in post-collision fires under certain conditions. These events have raised questions about the suitability of lithium-ion cells for automotive applications. There can be no assurance that a field failure of our battery packs will not occur, particularly if one of our manufactured or converted vehicles is involved in a collision, which could damage the vehicle or lead to personal injury or death and may subject us to lawsuits. Furthermore, there is some risk of electrocution if individuals who attempt to repair battery packs on our manufactured or converted vehicles do not follow applicable maintenance and repair protocols. Any such damage or injury would likely lead to adverse publicity and potentially a safety recall. Any such adverse publicity could adversely affect our business, prospects, financial condition and operating results.

- **Limited Operating History** The Company has a limited operating history and our auditors have expressed concern that we may not be able to stay in business. We are recently formed and have a limited operating history. We cannot assure you that we will be successful in our plans. Therefore, our independent certified public accountants have modified their report to include a paragraph wherein they expressed substantial doubt about our ability to continue in business as a going concern. We face all of the risks and uncertainties encountered by a new business. Because we have little operating history we cannot reliably forecast our future operations.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Edward O. Monfort, 80.0% ownership, Common Stock
- ELO, LLC, 20.0% ownership, Common Stock
- Edward R. Monfort, 100.0% ownership, Membership Units of ELO, LLC

Classes of securities

- Common Stock: 60,000,000

  The Company is authorized to issue up to 100,000,000 shares of common stock. There are a total of 60,000,000 shares currently outstanding.

Voting Rights

The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation or dissolution, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Shares, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-05-30.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until December 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 18 months without revenue generation.

During the operation thus far DIYev has:

- Recruited a base team with diverse skill sets.
- An organized system of suppliers and distributors from the global automobile industry.
- Fully developed 3 different versions of the kit platform.

- Developed a web platform to teach construction of the DIYev kits.
- Established the premises of development and lexicon of future kits for the next 3 years.

Revenue

Revenue for the fiscal year 2017 was $0 which is conducive to the startup still being in a product development phase.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, research and development expenses and expenses of product development!

Costs for Development of future improvements in the current kits, sourcing of needed parts and various business expense for the past 2 months have totaled to approximately $0. This is only due to the company being newly formed and will likely dramatically increase in the future. Major expenses moving forward include hosting fees, marketing costs, office rental, salaries and sales costs.

Historical results and cash flows are representative of what investors should expect in the future, investors should expect that costs of operation and growth will be higher as development and team expansion occurs.

Financial Milestones

The company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. Management currently forecasts 2018, 2019 and 2020 revenue of $2 million, $25 million and $250 million, respectively, and believes the company will generate positive net income beginning in 2020. The company bases these numbers on the delivery of around 100 vehicles/kits in the first year of operation. The numbers of continued growth is based on the delivery of 2,000 vehicles/kits for the second year and the delivery of 20,000 vehicles/kits in third year including a new version of the kits (Electric/Hydrogen version).

Our goal for 2019 and into 2020 is to acquire greater inventory of parts to ensure a greater and faster turn around than what is capable in the first year. This is the very foundation by which DIYev will grow as the partnerships with suppliers will assist DIYev reach a greater amount of people. This is a step towards building our business to the business customer base and our primary sales of listings, promotions and geofenced advertising.

As 2018 will be the first year for sales, the net profit projection is based on the following assumptions. With a price point of $20,000.00 per year acquisition from 90 of the estimated kits sold will result in a $1,800,000 revenue stream. Furthermore, advertising via the web and mobile platforms is expected to generate another $200,000 worth of advertising. The combination of these income streams will provide an estimated $2,000,000 worth of revenue by the end of 2019. This growth rate is based on a subset of the 100 viable kits being sold with few broken or returned products in the United States. Developmental costs, business development and operating expenses to reach this stage are expected to cost more than approximately $2,000,000.

Our goal for 2019- early 2020 is to acquire more inventory and greater sales users. This is the transition DIYev will take towards establishing a revolving sales cycle via direct and subsidiary commissions. At this point, we hope to establish a growing foothold in the global DIY automobile market. Revenue growth will occur in two segments in this phase, the first will be an expansion of the current DIYev presence at an expected growth rate of 150% that will be fueled by traditional and internet based word of mouth. With this expansion, our estimated outreach will be to 250 new kits sold for which we will attempt to acquire 250 more to reach the 500 estimate((based on a 300% growth of the first year of operation).

Our goal for 2020 is to acquire organizational advertising. This transition will allow for diversification of revenue streams and revenues are expected to grow thanks to the continued direct sales and newer advertising sales. Advertising is expected to increase with this growth and sponsorships of third-party companies such as vendors and magazine companies. The company hopes the drive from the advertising revenue to grow by approximately 6500% to reach $250,000,000. Developmental costs, business development and operating expenses to reach this stage are expected to cost approximately $20,000,000.

All forward-looking projections are reasonable estimates based on knowledge available to the DIYev team, the market potential and our outreach strategy. DIYev fully wisesh to achieve our financial goals and expect higher growth rates than mentioned. Furthermore, we expect to be self-sustaining early in our sales lifecycle.

During the next 16 months (2019) plan to spend funds as follows:

Allocated funds total: $1,070,000.00 from 2018 from sales

Commission(1)	$ 107,000.00
Inventory (2)	$ 180,000.00
Employment of employees relating to installation of equipment (3)	$ 20,000.00
Cost of installation facilities (4)	$ 50,000.00
Marketing & Travel (5)	$ 150,000.00
Salaries (6)	$ 250,000.00
Legal & Accounting (7)	$ 10,000.00

Office Expenses (8)	$ 20,000.00
Other misc (9)	$ 13,000.00
TOTAL funds used	**$ 800,000.00**
Profits 2019	**$ 2,260,000.00**

*Total sitting in reserves end of 2019= $2,53,000.00

(1) Costs related to accounting, legal fees and commissions.

(2) Costs related to inventory, transport, shipping and original setup. 6 Vehicles

(3) Costs of employees installing inventory, setup of kits and classes.

(4) Costs related to opening installation facilities. Lab and classes

(5) Costs related to marketing, travel and trade shows.

(6) Salaries to be paid to officers and administrative personnel of the corporation.

(7) Costs for legal, accounting and auditing services.

(8) Costs of stationary, mail, computers, telephone & other office supplies.

(9) misc cost and cash reserves. Small amount of sales will be coming in at this time as well

During (2020) plan to spend funds as follows:
Allocated funds total: $270,000 reserve from 2019

$2,260,000 profits from 2019
Total allocated funds for year 2020: **$2,530,000**

Commissions, dividends, bonus(1)	$ 226,000.00
Inventory (2)	$ 264,000.00
Employment of employees relating to installation of equipment (3)	$ 80,000.00
Cost of installation facilities (4)	$ 150,000.00
Marketing & Travel (5)	$ 250,000.00
Salaries (6)	$ 550,000.00

Legal & Accounting (7)	$ 60,000.00
Office Expenses (8)	$ 80,000.00
Other misc (9)	$ 53,000.00
TOTAL funds used	**$ 1,713,000.00**
Profits end of 2020	**$6,300,000.00**

*Total sitting in reserves at end of 2020 = $7,117,000.00

(1) Costs related to commissions, bonuses, dividends paid out for performance.

(2) Costs related to inventory, transport, shipping and original setup. 12 Vehicles

(3) Costs of employees installing inventory, setup of kits and classes. 4 new employees full time

(4) Costs related to opening installation facilities. Lab and classes 10 bays increase

(5) Costs related to marketing, travel and trade shows. SEMA Show 40 X40 booth

(6) Salaries to be paid to officers and administrative personnel of the corporation.

(7) Costs for legal, accounting and auditing services.

(8) Costs of stationary, mail, computers, telephone & other office supplies. Computers equipment lifts

(9) misc. cost and cash reserves. Small amount of sales will be coming in at this time as well

During (2021) plan to spend funds as follows:
Allocated funds total: $817,000 reserve from 2020

$6,300,000 profits from 2020
Total allocated funds for year 2021: **$7,117,000**

Commissions, dividends, bonus(1)	$ 630,000.00
Inventory 120 kits(2)	$ 390,000.00
Employment of employees relating to installation of equipment (3)	$ 280,000.00

Cost of installation facilities (4)	$ 150,000.00
Marketing & Travel (5)	$ 200,000.00
Salaries (6)	$ 800,000.00
Legal & Accounting (7)	$ 80,000.00
Office Expenses (8)	$ 280,000.00
Other misc (9)	$ 80,000.00
Research and Development(10)	$ 1,200,000.00

TOTAL funds used	**$ 4,090,000.00**
Profits 2021	**$ 28,000,000.00**

*Sitting in reserves at end of 2021 = $35,117,000.00

(1) Costs related to commissions, bonuses, dividends paid out for performance.

(2) Costs related to inventory, transport, shipping and original setup. 120 kits Vehicles

(3) Costs of employees installing inventory, setup of kits and classes. 10 new employees full time

(4) Costs related to opening installation facilities. Purchase land and new building

(5) Costs related to marketing, travel and trade shows. SEMA Show 120 X 120 booth

(6) Salaries to be paid to officers and administrative personnel of the corporation.

(7) Costs for legal, accounting and auditing services.

(8) Costs of stationary, mail, computers, telephone & other office supplies. New Advanced equipment

(9) misc cost and cash reserves. Small amount of sales will be coming in at this time as well

(10) New models and Hydrogen range extender models

*Start infrastructure and hydrogen highway (I-10) for 2022

Liquidity and Capital Resources

The company is currently generating operating losses at a very slow rate (mostly due to filing and formation fees). We hope to continue this slow rate in the future. This is accomplished by our founder working full time to build the product without taking a salary for the past 6 months. Infusion of new capital will allow DIYev to grow and continue business operations.

This round of funding will allow us to onboard other team members to grow DIYev as well as keep it operational for the next 12 months, enabling DIYev to achieve stability and grow upon the companies profits.

That said, growing comes with venture capital, small business loans or angel investments at some point. This crowd raises will finance us leading into a net profit year, or it will finance us leading into the growth required to close a proper Series A round of funding.

Indebtedness

The company has no outstanding debt.

Recent offerings of securities

None

Valuation

$19,800,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the notes merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property and the experience of the management team. The Company has also compared the value of similarly situated competitors, such as Factory Five Racing, EV West and Tesla, and believes that the valuation is correct to the best of our abilities.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999.99	$106,999.86
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$1,000.00	$10,700.00
Net Proceeds:	$9,000.00	$96,299.86

Use of Net Proceeds:		
Marketing	$0	$31,779.07
Working Capital - Partial Salary: Edward R. Monfort	$7,199.98	48,149.10
R&D Development	$1,800.02	$16,371.69
Total Use of Net Proceeds	$9,000.00	$96,299.86

We are seeking to raise a minimum of $9,999.99 and up to $106,999.86 in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $106,999.86, we believe the amount will last us 18 months and plan to use the net proceeds of approximately $96,299.86 over the course of that time.

The offering proceeds from this capital raise will be used to fund the large-scale acquisition of customers through a variety of channels and product development.

- Continued improval of existing kits as electric car components grow and improve to create more affordable and better performing products.
- Social Media Advertising, which is by far the most expensive channel, to direct automotive groups' attention.
- Magazines and Internet forums can be a great way for the company to connect to the automotive enthusiasts on a large scale. As the automotive enthusiasts help spread the products so will the attention of everyday customers interest grow in the company.
- Direct to Business Marketing- The primary outreach method will be to directly sell to local businesses or suppliers and set up affiliate systems.

Additionally, a portion of the raise will be used as a salary for the CEO/President, Edward R. Monfort, to be able to run the business in a full-time capacity. Also, funds will be used to extend the runway for research and development and the addition of new features for older kits.

This crowd raise will be used as a bridge to allow us to acquire a larger customer-base, and lead us to the next round of funding for more exponential growth.

We've currently set the campaign goal at approximately $106,999.86. If we meet that goal quickly, or there is a lot of interest in the campaign, we will likely invest in the necessary steps to increase the goal, as scaling at this stage will allow us to grow the company larger before having to seek institutional investors and hit the dreaded dilution rounds.

Following this round, we'll be seeking a Series A or pending the results of this round's funding, from institutional investors.

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website, DIYev.com, in the Investment tab labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Diyev, Inc

[See attached]

I, Edward Monfort (Print Name), the CEO (Principal Executive Officers) of DIYev, Inc (DIYev, Inc), hereby certify that the financial statements of DIYev, Inc (DIYev, Inc) and notes thereto for the periods ending 5-08-18 (beginning date of review) and 5-30-18 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $ 0 ; taxable income of $ 0 and total tax of $ 0 .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 5-30-18 (Date of Execution).

[signature] (Signature)

CEO (Title)

5-30-18 (Date)

DIYEV, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF MAY 8TH, 2018 TO MAY
30TH, 2018

DIYev, Inc
Index to Financial Statements
(unaudited)

DIYev, INC
BALANCE SHEETS
MAY 8, 2018
(unaudited)

Assets	
Current Assets:	
Cash	$ 0
Total Current Assets	0
Non-Current Assets	
Property, Plant & Equipment	-
Intangible Assets	-
Total Non-Current Assets	-
Total Assets	$ 0
Liabilities and Equity	
Current Liabilities	
Trade and other borrowings	-
Short-term borrowings	-
Total Current Liabilities	$ -
Non-Current Liabilities	-
Long-term borrowings	-
Total Non-Current Liabilities	-
Total Liabilities	$ -
Stockholders' Equity	
Common Stock Issued and Outstanding	-
Retained Earnings	
Contributions	-
Total Stockholders' Equity	0
Total Liabilities and Stockholders' Equity	$ 0

DIYEV, INC
STATEMENTS OF OPERATIONS
FOR MAY 8, 2018
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit		
Operating Expenses-		
Research & Development		0
Legal & Incorporation		0
Marketing & Consulting		0
Wages		0
Total Operating Expenses		0
Income(Loss) from Operations		0
Net Income/(Loss)	$	0

DIYEV, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR MAY 8, 2018
(unaudited)

	Common Stock		Retained Earnings	Stockholders' Equity
	Shares	Amount		
May 8, 2018	-	$ -	$ -	$ -
Contributions	-	0	-	0
Net Income/(Loss)	-	-	0	0
May 30, 2018	-	$ 0	$ 0	$ 0

DIYEV, INC
STATEMENTS OF CASH FLOWS
FOR MAY 8, 2018
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	0
Net Cash Used in Operating Activities	$	0
Cash Flows From Financing Activities		
Capital Contributions	$	0
Net Cash Received From Financing Activities	$	0
Increase in Cash and Cash Equivalents	$	0
Cash and cash equivalents, beginning of period	$	-
Cash and cash equivalents, end of period	$	0
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	-

NOTE 1 – NATURE OF OPERATIONS

DIYev, Inc. was formed on 05/08/2018 ("Inception") in the State of Florida. The financial statements of DIYev, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sarasota, Florida.

DIYev, Inc. is an enterprise that sees green, in many respects. We firmly believe in supplying energy efficient technology to a market that is ripe for innovation and ingenuity. Our products will provide green job opportunities, and it will educate the consumer. The purchase of one of our car kit products will be seen not only as an investment in the planet, but also an investment in one's own education.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 30, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of DIY electric vehicle car kits and classes when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and FL state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has no outstanding debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 100,000,000 shares of our common stock with no par value. As of May 30, 2018 the company has currently issued 60,000,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after May 8, 2018 through May 30,

2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

DIYev, Inc. is pending **StartEngine Approval.**



0

Investors

$0.00

Raised of $10K - $107K goal

♡



DIYev, Inc.
Build Your Own Electric Car

● Small OPO   🏠 Sarasota, FL   🏷 Technology
🌐 Accepting International Investment

▶ PLAY VIDEO

Overview   Team   Terms   Updates   Comments   **Share**

Build Your Own Electric Vehicle

Invest in DIYev.com

A Whole New Concept for Alternative Energy Vehicles

DIYev believes this new business will change the entire EV industry.
We have seen with each passing day, people are getting more enthusiastic about alternative energy cars, and with excitement comes demand. Not only is this trend in green vehicles great for the environment, but it's also great for the consumer. These three new options offer an array of advantages and features that make them more educational than traditional electric vehicles because it offers an educational component. So, why invest in yet another company that makes alternative energy vehicles?   Well, the answer lies in your own two hands.

DIYev.com Wants to be Clear With Our Investors

As seen in the pictures, we are not a concept. We have the four door car, the truck and the race car designed and almost ready to ship. We have the electric motor assembly, the battery pack and the charger designed and almost ready to ship. All we need to do is order the vehicles and create the brackets and plates for the kits which will take about 60 days excluding shipping times. By the end of 2018 we could be ready to ship products and schedule classes. We anticipate classes to be at colleges and high schools. We plan to start with 3 in Southern California and 3 in South Florida. Our goal will be to use college class rooms and high school facilities. We wish to rent class room spaces so instructional sessions can be local for the students and customers. We anticipate that class sizes will range from 10-20 students per class.

DIYev can take advantage of two of the biggest trends in America:

Green energy and **do-it-yourself ingenuity**.

"Build Your Own Electric Vehicle"
From These Three Available Models:

Race Car



Truck



4-Door Car



Have you ever wanted to make your own vehicle with your own two hands? Our forward-thinking, revolutionary company is making it possible for every person.

DIYev.com is an enterprise that sees green, in many respects. We firmly believe in supplying energy efficient technology to a market that is ripe for innovation and ingenuity.

Our product can provide green job opportunities, and what's more, it could educate the consumer. The purchase of one of our cars will be seen not only as an investment in the planet and the air we breathe, but also an investment in one's own education.



The Offering

Investment

$0.33/share of Common Stock | When you invest you are betting the company's future value will exceed $20.8M


This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Do It Yourself Is Now Easy

Step 1: Order your car and kit. You get a vehicle with no engine, gas tank or exhaust system. Everything else is already assembled and ready for the EV install assembly.

Step 2: Attend a two-day class on how to build your electric car.

Step 3: Install your electric motor, battery pack and charger which requires a couple of bolts and plugging in some color coated matching wires. All color coated wires match.

Step 4: Once all bolts are tightened and wires are plugged in, just hit the start button on the dash. Your electric vehicle will start and it is ready to drive.

Step 5: Go to your local DMV and show them your receipts, follow any other procedures like smog and tell them you built the car and they will give you a registration and license tag for the car. You can start driving legally on any road.

*You will need to check with your local DMV or visit this link for how to register your custom built car. (DIYev will assist you through the entire process)

DIYev Can Even Bring You Low-Cost Hydrogen Cars in the Future



*Computer generated image, actual product will vary.

Major Questions Have Been Asked in the Electric Vehicle Industry

These Questions Must Be Answered Now Before It's Too Late!

Where is the Electric Vehicle Infrastructure?
Keeping at least two of our vehicles under $20K?



Who will assemble?

Who will develop?

Who will repair and maintain?

To our knowledge, DIYev is the only company in the world with a solution.



We've Found the Solution

DIYev team's past accomplishments are worth, in our opinion, over 1 billion dollars and climbing.

We don't like to brag, but we believe our team is like no other. There is a solid amount of experience in our grasp, from managers to engineers, and everyone in between. To the best of our knowledge, we've acquired the best of the best in design and mechanical/electrical engineering, entrepreneurial development, and strategic planning. Our management team boasts of 40 years of combined experience in the field of high tech electronics, EV trucks and EV cars.

We're hard at work, focusing on forming a first-class Board of Directors and Advisors, while always keeping our eyes open to hire new talent, new innovators, and the best visionaries. Yah, our team is looking great, but the most important team member that we're missing is you. We're talking about wealth, and not just the financial kind. Wealth of creativity and innovation: that's the important stuff.

Management Experience.

The principals and partners have solid experience in managing projects and engineering, with expertise in design and mechanical/electrical engineering, entrepreneurial development, and strategic planning within the target market segments. The management team is led by a team with 40 years combined experience in the EV truck and EV car sectors, and there is a wealth of visionary creativeness behind the DIYev.com concept, its technology, and its past patents.

The market for vehicles powered by alternative energy and fuel continues to be abundant with opportunity, but it is the forward-thinking, revolutionary companies with sustainable business models that are finding the most commercial and mainstream success.



TEAM MEMBER Edward Monfort: Edward has built and designed much more complicated all electric vehicles including several 40 foot all electric school buses, an all-electric Ford F150, all-electric Ford Ranger and an all-electric 19,500GVW delivery truck. The all electric school bus was the first to be awarded through the Northern California Highway Patrol approval process.



ABOUT Our Founders Previous Successes:

- 100% Electric Box Truck 19,500 GVWR with over 1,000 miles road tested and 100 mile range.
- Awarded California Highway Patrol all-electric School Bus approval.



Awarded California Highway Patrol Approved 40 foot 33,000GVW School Bus.

- Ford F150 all-electric pick up truck.
- Ford Ranger all-electric pick up truck.
- 4 successful patents awarded in the U.S.A.



Problem:
DiYev believes that the current EV industry has no education plan in place for assembly and repair of electric vehicles.

Solution:
DIYev.com can offer a 100% emission free car and an education for less than $20K.

With an established network of partners and eager clients, we feel DIYev.com is poised to take advantage of the substantial consumer and commercial demand for innovation in alternative energy solutions. After thorough research and development and partnership building, we believe, DIYev.com is strategically positioned to become the leader in this lucrative and rapidly growing market. DIYev.com has developed a business model that is responsive to market activity and has positioned itself as build it yourself electric vehicle with an education rather than simply being a manufacturer. By partnering with existing workshops, the models can be built at a rapid speed.

TEAM MEMBER *Frank Ziegler: Representing the winning team, Li-Ion Motors. The 100% electric "WAVE" car was the winner of the 2010 Progressive Insurance X-prize 2.5Million Dollar race side by side category. 100 Miles Per Gallon Electric equivalent. First to electrify the SMART CAR, Mini Cooper, and PT Cruisers. Represented the largest franchised eBay drop off store that sell your stuff on eBay. Opened 100 franchise locations. Muiliable directors seats for start-up companies over diverse markets.*

Do it yourself for under $20,000! First 1,000 cars pre-order with $250.00 down.

Where Performance, Elegance, and Education Meet

The idea for our company started in 2016 with a mission and strong vision. We've been working towards making it a reality, and incorporated the business in 2018. Our line of high-performance products was created by an extremely accomplished team of engineers, and these are just the pieces of what will become a drivable puzzle. When the consumer uses our kit to construct their vehicle, they will be learning and growing in the process.



Have you ever thought it strange that the electronic car industry is expanding, but there is no education plan in place for the future? In our opinion, no one is going to know how to assemble or repair these cars, because we haven't thought ahead in educating our citizens on the ins and outs of electric vehicles. DIYev.com is set to change all that. We are preparing for the future, while still keeping a foot planted firmly in what is useful from the past.



Why Should You Invest in Our Concept?

Do we already have a network of partners? Yes. And eager clients? We have those, as well. DIYev.com has been preparing for this moment, because we have seen for a while what's happening in the alternative energy market. But we don't simply want to do what everyone else is doing. We want to do something quite different.



Our vision is strong and all the pieces are in place. DIYev.com can be poised to become the leader in this rapidly growing and lucrative industry, and we want you to come along with us for the ride. Investments, interest, and feedback have already been strong, and that's just the start of things. By hopping onboard with DIYev.com, not only are you going to be the one that benefits, but so will consumers, our nation, and our planet.




DIYev

What if every time you bought a car you got a free education? As strange as that may sound, that's just what DIYev.com can provide. When you assemble a car, you know the mechanics of it like no one else does. That is knowledge that can never be taken away from you, and it can seriously be beneficial for your future.



100% ELECTRIC RACE CAR:

- 100% electric
- AC motor 210KW @ 650VDC (upgraded)
- 500 amp controller
- 21KWH battery Pack (30C upgraded)
-100 miles per charge. Top speed 120mph. 0-60 in under 3 seconds
- Starting at $40K



100% ELECTRIC TRUCK KIT:

- 100% electric
- AC motor
- 500 amp controller
- 120Volt DC-21KWH battery Pack
-100 miles per charge
- 1,000 lb payload!
- Starting at $19K



The Time is Now

Now is the time to enter into the EV car market. If you blink, it will be too late. The high-volume transportation market wants 100% zero emissions, reductions in oil/gas, and just a generally more green driving experience. This demand does not come from novelty, it comes from necessity. Our nation, and the rest of the world, are opening their eyes to what is happening to our environment, and they won't be silenced. That's why the automotive industry is starting to follow suit. However, DIYev.com isn't just following suit, we're taking it a step much further. Our company is hoping to have a nationwide presence, and we believe we'll be creating jobs that benefit all, especially those that fall under the "RAISE" ACT, and our US veteran work network.

Do you know what the consumer wants, which they aren't getting yet?
ANSWER: Low cost electric cars that are easy to work on and easy to get parts.

What sense does it make to have the electric car be so expensive? No one benefits. DIYev.com can be in an enviable position to capitalize upon this gap in the market. We've got our sights set on both market share and consumer markets, and the future looks bright, indeed.

To our knowledge, DIYev.com can be the first company to bring an all-electric car 4 door car and truck for under $20,000 to the market. DIYev.com has actual quotes from vendors that supply the car body with interior, electric motor kit, a battery pack kit and a charger kit ready to install.
DIYev has partnered with the manufactures and already has the kits designed. No development cost for the car and the kit because it is already done.

DIYev just needs to design and build the brackets and plates for the adapting the kits onto the vehicles and then we are ready to sell. All of the hard work, design and major cost has already been done. This isn't a concept or a wish fund raising stage because we intend to be fully up and running by the end of 2018.

Let's Start Making Profits Now

NOW

We believe DIYev.com can garner a leadership position as a compelling participant in the alternative energy market in its low cost, mass market industry. Not only do the systems enable vehicles to become green compliant but also enable owners to maximize their energy savings and their credit eligibility through possible federal and state incentive programs. For owners and students, we believe the DIYev.com solution is unrivaled in its cost-effective energy conservation. Conversions and kits have previously been cost-prohibitive, with the recovery cost period for conversion exceeding the useful life expectancy of the vehicle. The DIYev.com solution is a bolt-on system, will enable conversion within a matter of hours. Further, the existing capital investment in the vehicle and from an education stand point is retained, a significant value and cost-savings for both commercial clients and consumers.







The DIYev.com technology gives the client a training course using a brand new car and provides an electric drivetrain kit, battery pack kit and charger kit system. Using electric motors that can range anywhere from 80HP to 120HP. With voltage enhancement, the vehicle can reach as much as 300HP and over 500 foot-pounds of torque. DIYev.com sells you a brand new 4 door car that you build on your own. Yes, that's right you build it yourself. We offer a 2 day training in a class room setting and once your car is built, just follow the required steps to the DMV and get it registered.

Our Market and Industry

As of right now, we believe there is no infrastructure for qualified or even partially educated personnel to work on or diagnose electric vehicles. With a low cost solution to the nation's problem, and the infrastructure will build naturally as we go along. We believe investing in DIYev.com is a win-win situation for everyone involved.

Here Are Our Key Goals



- Leverage patentable products and processes to create less expensive, easy-to-install systems to build it yourself all electric vehicles. These patents will be applied for after the the first production models and kits are produced in early 2019 in order to secure the method as stated in the patents.

- Rapid and effective execution of capitalization to bring research and development, business operations, and sales and marketing efforts to fruition, building a substantial base of clients and dually proving the benefits of DIYev.com and supporting a growing partnership business opportunity.

- Optimization of the Company's highly motivated and multi-talented team, and its unique automotive innovations and manufacturing

the WHITE HOUSE
ENERGY SECURITY TRUST
HERE'S HOW IT WORKS
FUNDED WITH
REVENUE FROM PROFITABLE OIL AND GAS COMPANIES
$2 BILLION
OVER TEN YEARS
Fully paid for within the President's budget. No extra costs.
Supports research by American scientists on long-term projects.
INVESTMENTS IN
CUTTING-EDGE DISCOVERIES
IN TECHNOLOGIES THAT WILL SHIFT OUR VEHICLES OFF OIL FOR GOOD

advancements on a growing concept within the alternative energies and transportation industries.

- Leverage a number of patents and continue the development of new patentable innovations to establish solid, defensible reputation in the market segment.

- Commitment to reinvesting profits for further growth through sound financial practices, increasing value to the partners, implementing industry-leading satisfaction guarantees and product warranties, and applying integrity in all facets of business management.



A Remarkable Vision for the Future

We're going to keep it brief, because the amount of work and planning that are already invested in this are a bit overwhelming to the outside eye, but we've got the future mapped-out, and our company is designed to grow in stages.

As we grow, the industry is going to grow with us, and together, we're all going to go on the ride of our lives.

Not just the US, but countries around the world are moving away from fuel-burning vehicles in droves. Norway, India, France, and Britain are set to abandon gas and diesel altogether.

Even the home of the internal combustion car, Germany, is talking about this most important step in our collective history. The transition to electric cars is estimated to be slow, at best. But that's because the industry doesn't know yet that we're here, and we've thought it all through.

When DIYev.com makes history, are you going to be with us?





DIYev Launches!

We start contacting vendors and technical advisers

July 2016

August 2017





DIYev Launches on StartEngine!

DIYev seeks up to $1M from everyday investors.

July 2018

December 2020



Trickling
Up
CadillacELR

Charged Magazine Presents DIYev Advertisement

Information launch to the public. DIYev advertises to the public and many consumers show interest and want to see a product.

First Battery/Hydrogen car for under $25K

$5M raise to develop next generation automobile. Runs on battery and/or hydrogen. Price starts at under $25K. 350 mile distance per charge/fill (ANTICIPATED)

In the Press

SHOW MORE

Meet Our Team



Edward R Monfort

CEO/President

20 years experience in Electrical design, Automotive manufacturing and 5 patents awarded. 2016-Present: President; DIYev.com working full-time 2015-2016: CTO of Adomani, Inc. 2012-2015: CEO Founder Adomani, Inc



Frank Ziegler

COO

Frank Ziegler has over 30 years consulting experience in the Franchise,Technology and Alternative Fuels Industry. 2010 Team Winner



Edward O Monfort

Manager

Edward O Monfort has been investing into inventions and companies since 1998. The first major investment invention was COLDfire which was sold

Fuels Industry. 2010 Team Winner Progressive Insurance X Prize 2.5Million Dollars. The "Wave Car" 100MPGe. Franchise consulting over 100 ebay drop off stores, QuikDrop, we sell your stuff on ebay. Representing first Compressed Natural Gas Cab-Forward Truck manufacturer in North America for Ryder Truck Rental. 2009 to 2016: Director of Sales and Marketing GreenKraft, Inc. CNG Electric Propane Cab Forward Trucks 2016 to Present: COO DIYev.com working part-time about 20 hours per week.

invention was COLDfire which was sold to billion dollar company NCH corp out if Texas and then the same technology was resold for 50 million dollars. . 1984-2016: CEO/President of South Eastern Book and Investments in stock market and owner of editing book companies. 2016-present: Retired and personal investments. He's currently working part-time about 20 hours a week on DIYev.

Offering Summary

Maximum 324,242* shares of Common Stock $106,999.86

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 30,303 shares of Common Stock $9,999.99

Company	DIYev, Inc.
Corporate Address	5077 Fruitville Rd. Unit 109 -151, Sarasota, FL. 34232
Description of Business	Electric Vehicles
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.33 Per Stock
Minimum Investment Amount (per investor)	$330.00

The 10% Bonus for StartEngine Shareholders

DIYev, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $.33 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $3.30.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow DIYev, Inc. to get notified of future updates!

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Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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VIDEO TRANSCRIPT (Exhibit D)

This is a video resume from our founder of DIYev.com

Edward Monfort Founder and inventor:

Hi, everyone.

I've got a brand new business for you. It's called DIYev.com. That's Do It Yourself Electric Vehicle.

Here, you can learn how to build your own electric racecar, electric 4 door car or electric truck all in less than two days.
You can see our brand new racecar that goes over 120 miles an hour or our brand new electric truck that can handle over 1,000 pounds and go up to 60 to 70 miles an hour. We also have a four-door all-electric car that can also do 60 to 70 miles an hour. All of these vehicles come with a complete kit and all classes. They come with a complete AC motor kit, a battery pack kit, a charger kit and a two day class so please contact us today! Info at DIYev.com

Video shows:

- PowerPoint
- Resume of truck technology designed and built
- Resume of Electric Motor technology
- Resume of Battery assembly stations
- Resume of past technologies

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.